UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)*

InkSure Technologies Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45727E

(CUSIP Number)

James E. Lineberger, Jr.

Lineberger & Co., LLC

1120 Boston Post Road

Darien, CT 06820

203-655-7578

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 45727E
1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Irrevocable Trust of James E. Lineberger u/a 12/17/98 65-6285554

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Connecticut

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	1,716,989(1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	1,716,989(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,716,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	9.9%(2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 569,930 shares held by the Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the “Trust”); (ii) 647,059 shares currently exercisable pursuant to warrants held by the Trust (the “Trust Warrants”); and (iii) 500,000 shares underlying convertible notes held by the Trust (the “Trust Notes”“) in the aggregate principal amount of $300,000 that are currently convertible at a price per share of $0.60. The Trust has agreed with Inksure Technologies Inc. (the “Company”) that the Company has no obligation to effect the exercise of certain warrants or conversion of the Trust Notes, and the Trust shall not have the right to exercise such warrants or to convert the Trust Notes, to the extent that after giving effect to such exercise, the Trust (together with its affiliates) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

(2) Based on a total of 16,274,768 shares outstanding on April 7, 2008 as reported in the Company’s Form 10-KSB as filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2008, as adjusted to 17,421,827 shares to reflect 647,059 shares issuable under the Trust Warrants and 500,000 shares issuable under the Trust Notes. The Trust has agreed with the Company that the Company has no obligation to effect the exercise of certain warrants or conversion of the Trust Notes, and the Trust shall not have the right to exercise such warrants or to convert the Trust Notes, to the extent that after giving effect to such exercise, the Trust (together with its affiliates) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 45727E
1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
L & Co., LLC 06-1557367

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Delaware

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	408,691(1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	408,691(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	408,691

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	2.5%(2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 320,456 shares held by L & Co., LLC (“L & Co.”); and (ii) 88,235 shares currently issuable upon exercise of warrants held by L & Co. (the “L & Co. Warrants”).

(2) Based on a total of 16,274,768 shares outstanding on April 7, 2008 as reported in the Company’s Form 10-KSB as filed with the SEC on April 10, 2008, as adjusted to 16,363,003 shares to reflect 88,235 shares issuable under the L & Co. Warrants.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
Lineberger & Co., LLC 22-2865537

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Connecticut

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	408,691(1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	408,691(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	408,691

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	2.5%(2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 320,456 shares held by L & Co., LLC (“L & Co.”); and (ii) 88,235 shares currently issuable upon exercise of warrants held by L & Co. (the “L & Co. Warrants”).

(2) Based on a total of 16,274,768 shares outstanding on April 7, 2008 as reported in the Company’s Form 10-KSB as filed with the SEC on April 10, 2008, as adjusted to 16,363,003 shares to reflect 88,235 shares issuable under the L & Co. Warrants.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
James E. Lineberger IRA

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	100,000
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	Less than 1%(1)

14.	Type of Reporting Person (See Instructions)	OO

(1) Based on a total of 16,274,768 shares outstanding on April 7, 2008 as reported in the Company’s Form 10-KSB as filed with the SEC on April 10, 2008.

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
James E. Lineberger

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	185,000(1)
Beneficially Owned	8. Shared Voting Power	408,691(2)
By Each Reporting	9. Sole Dispositive Power	185,000(1)
Person With	10. Shared Dispositive Power	408,691(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,716,989(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	13.2%(4)

14.	Type of Reporting Person (See Instructions)	IN

(1) Consists of (i) 85,000 shares held by James E. Lineberger and (ii) 100,000 shares owned by the James E. Lineberger IRA (the “IRA” ).

(2) Consists of (i) 320,456 shares held by L & Co., LLC (“L & Co.”); and (ii) 88,235 shares currently issuable upon exercise of warrants held by L & Co. (the “L & Co. Warrants”).

(3) Includes (i) 569,930 shares held by the Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the “Trust”); (ii) 647,059 shares currently exercisable pursuant to warrants held by the Trust (the “Trust Warrants”); and (iii) 500,000 shares underlying convertible notes held by the Trust (the “Trust Notes”) in the aggregate principal amount of $300,000 that are currently convertible at a price per share of $.60. The Trust has agreed with the Company that the Company has no obligation to effect the exercise of certain warrants or conversion of the Trust Notes, and the Trust shall not have the right to exercise such warrants or to convert the Trust Notes, to the extent that after giving effect to such exercise, the Trust (together with its affiliates) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

(4) Based on a total of 16,274,768 shares outstanding on April 7, 2008 as reported in the Company’s Form 10-KSB as filed with the SEC on April 10, 2008, as adjusted to 17,510,062 shares to reflect (i) 88,235 shares issuable under the L & Co. Warrants; (ii) 647,059 shares issuable under the Trust Warrants; and (iii) 500,000 shares issuable under the Trust Notes. The Trust has agreed with the Company that the Company has no obligation to effect the exercise of certain warrants or conversion of the Trust Notes, and the Trust shall not have the right to exercise such warrants or to convert the Trust Notes, to the extent that after giving effect to such exercise, the Trust (together with its affiliates) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 45727E

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
James E. Lineberger, Jr.

2.	Check the Appropriate Box if Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds	N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States

Number of Shares	7. Sole Voting Power	0
Beneficially Owned	8. Shared Voting Power	1,716,989 (1)
By Each Reporting	9. Sole Dispositive Power	0
Person With	10. Shared Dispositive Power	1,716,989 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,716,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	9.9%(2)

14.	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 569,930 shares held by the Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the “Trust”); (ii) 647,059 shares currently exercisable pursuant to warrants held by the Trust (the “Trust Warrants”); and (iii) 500,000 shares underlying convertible notes held by the Trust (the “Trust Notes”) in the aggregate principal amount of $300,000 that are currently convertible at a price per share of $0.60. The Trust has agreed with the Company that the Company has no obligation to effect the exercise of certain warrants or conversion of the Trust Notes, and the Trust shall not have the right to exercise such warrants or to convert the Trust Notes, to the extent that after giving effect to such exercise, the Trust (together with its affiliates) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

(2) Based on a total of 16,274,768 shares outstanding on April 7, 2008 as reported in the Company’s Form 10-KSB as filed with the SEC on April 10, 2008, as adjusted to 16,430,332 shares to reflect 647,059 shares issuable under the Trust Warrants and 500,000 shares issuable under the Trust Notes. The Trust has agreed with the Company that the Company has no obligation to effect the exercise of certain warrants or conversion of the Trust Notes, and the Trust shall not have the right to exercise such warrants or to convert the Trust Notes, to the extent that after giving effect to such exercise, the Trust (together with its affiliates) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 45727E

INTRODUCTORY STATEMENT

This Amendment No. 4 to Schedule 13D (this “Amendment” ) amends the Schedule 13D filed on January 19, 2005 (the “Original Schedule 13-D”), as amended by Amendment No. 3 to the Schedule 13-D filed on October 3, 2007 (“Amendment No. 3”), Amendment No. 2 to the Schedule 13-D filed on September 20, 2007 (“Amendment No. 2”) and Amendment No. 1 to the Schedule 13-D filed on October 4, 2005 with the Securities and Exchange Commission (“Amendment No. 1” and together with Amendment No. 2, Amendment No. 3 and the Original Schedule 13-D, the “Schedule 13-D”). The Schedule 13D was filed jointly by The Irrevocable Trust of James E. Lineberger u/a 12/17/98 (the “Trust”), L & Co., LLC (“L & Co.”), Lineberger & Co., LLC, James E. Lineberger IRA (the “IRA”), James E. Lineberger (“Lineberger I”) and James E. Lineberger, Jr. (“Lineberger II”) (collectively, the “Reporting Persons”). This Amendment relates to the common stock, $0.01 par value per share, of InkSure Technologies Inc., a Delaware corporation (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 1770 N.W. 64th Street, Suite 350, Fort Lauderdale, FL 33309. Except as set forth herein, the Schedule 13-D remains unmodified.

Item 4. Purpose of Transaction

On January 14, 2008, certain Reporting Persons entered into a settlement and release agreement with the Company in order to settle a dispute that had arisen as to the exercise price of the warrants held by certain Reporting Persons resulting from whether the Company was required, or failed, to maintain the effectiveness of a registration statement in light of the possible affiliate status of the Reporting Persons. Pursuant to the settlement, the Company issued to the Trust and L&Co. an aggregate of 179,696 of the Company’s shares of common stock, which 141,289 shares were issued in connection with the cashless exercise of the warrants and the remaining 38,407 shares were issued as payment of legal fees incurred by such Reporting Persons.

On April 8, 2008, the Trust participated in a private placement offering by the Company of senior secured convertible notes in an aggregate principal amount of $3,000,000, wherein the Trust agreed to exchange convertible notes in the aggregate principal amount of $300,000 then held by it for a new convertible note (the “Trust Note”). The Trust Note has an aggregate principal amount of $300,000 with a conversion price of $0.60 per share, subject to adjustment. In connection with the transaction, the Trust was also issued warrants to purchase up to 500,000 shares of the Company’s common stock at an exercise price of $0.60 per share. In connection with the foregoing transactions, the Trust has agreed with the Company that the Company has no obligation to effect the exercise of certain warrants or conversion of the Trust Notes, and the Trust shall not have the right to exercise such warrants or to convert the Trust Notes, to the extent that after giving effect to such exercise, the Trust (together with its affiliates) would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise.

The Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) (i) Based on a total of 16,274,768 shares outstanding on April 7, 2008, as adjusted to 17,421,827 shares to reflect 647,059 shares issuable under the Trust Warrants and 500,000 shares issuable under the Trust Notes, the Trust’s beneficial ownership of 1,716,989 shares of common stock constitutes beneficial ownership of approximately 9.9% of the total number of shares of outstanding common stock of the Issuer. Lineberger II disclaims all beneficial ownership in the securities owned by the Trust.

SCHEDULE 13D

CUSIP No. 45727E

(ii) Based on a total of 16,274,768 shares outstanding on April 7, 2008, as adjusted to 16,363,003 shares to reflect 88,235 shares issuable under the L & Co. Warrants., L & Co.’s beneficial ownership of 408,691 shares of common stock constitutes beneficial ownership of approximately 2.5% of the total number of shares of outstanding common stock of the Issuer. Each of Lineberger I and Lineberger & Co. disclaim all beneficial ownership of all securities owned by L & Co.

(iii) Based on a total of 16,274,768 shares outstanding on April 7, 2008, the IRA’s beneficial ownership of 100,000 shares of common stock constitutes beneficial ownership of less than 1% of the total number of shares of outstanding common stock of the Issuer. Lineberger I has shared beneficial ownership of all securities owned by the IRA.

(iv) Based on a total of 16,274,768 shares outstanding on April 7, 2008, Lineberger I’s beneficial ownership of 185,000 shares of common stock constitutes beneficial ownership of approximately 1.1% of the total number of shares of outstanding common stock of the Issuer.

(b) (i) Lineberger II, as the trustee of the Trust, has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 1,716,989 shares of common stock owned by the Trust.

(ii) Lineberger & Co., as the Managing Member of L. & Co., has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of the 408,691 shares of common stock owned by L & Co.

(iii) Lineberger I, individually, as the Manager of Lineberger & Co., LLC and as the manager of the IRA: (a) has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of the 408,691 shares of common stock owned by L & Co.; (b) has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 100,000 shares of common stock owned by the IRA; and (c) has sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of 85,000 shares of common stock owned by Lineberger I.

During the past sixty days, none of the Reporting Persons has effected any transactions in shares of common stock.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SCHEDULE 13D

CUSIP No. 45727E

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2008

IRREVOCABLE TRUST OF JAMES A LINEBERGER U/A 12/17/98

/s/ James E. Lineberger, Jr.
----------------------------------------------------
(Signature)
Name: James E. Lineberger, Jr., Trustee

L & CO., LLC

/s/ James E. Lineberger
----------------------------------------------------
(Signature)
Name: James E. Lineberger, Manager of Lineberger
& Co., LLC
Title: Managing Member

LINEBERGER & CO., LLC

/s/ James E. Lineberger
----------------------------------------------------
(Signature)
Name: James E. Lineberger
Title: Manager

JAMES E. LINEBERGER IRA

/s/ James E. Lineberger
----------------------------------------------------
(Signature)
Name: James E. Lineberger
Title: Manager

JAMES E. LINEBERGER

/s/ James E. Lineberger
----------------------------------------------------
(Signature)

JAMES E. LINEBERGER, JR.

/s/ James E. Lineberger, Jr.
----------------------------------------------------
(Signature)

SCHEDULE 13D

CUSIP No. 45727E

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).